SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2006
WASH, D.C. 151 SECTION

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 21, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

082-34952

Date 21/08/2006

06016417

SUPPL

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

PROCESSED
AUG 3 1 2006
THOMSON
FINANCIAL

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Dw 8/30

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 20, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager Companies
Australian Stock Exchange
Company Announcements Office
Level 4
Bridge Street
SYDNEY NSW 2000

Date 21 August 2006

Dear Sir/Madam,

Re: HALF YEAR RESULT – APPENDIX 4D

Please find attached Dyno Nobel Limited Half Year Results – Appendix 4D for the period ended 30 June 2006.

For and on behalf of
DYNO NOBEL LIMITED

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

Dyno Nobel

ASX ANNOUNCEMENT/MEDIA RELEASE

21 August 2006

DYNO NOBEL REPORTS STRONG FIRST HALF YEAR PROFIT

On track to exceed prospectus forecasts

Dyno Nobel today announced an EBITDA result of US$92.3 million and a net profit after tax of US$44.0 million for the half year ended 30 June 2006. This result is prepared on a statutory basis, prepared under A-IFRS.

The table below also provides the Company's pro forma (equity consolidated) prospectus forecast prepared as part of the listing on the ASX in April 2006, and the Company's pro forma (equity consolidated) actual result for the first half 2006.

Statement of financial performance

	Statutory Basis (Appendix 4D)	Pro-forma Equity Basis	
US$ millions	Actual (6mths)	Actual (6mths)	Prospectus FY06
Revenue	**618.8**	**639.6**	**1,186.3**
EBITDA	**92.3**	**98.4**	**186.1**
EBIT	**76.7**	**82.8**	**146.1**
NPAT	**44.0**	**44.4**	**82.8**
Earning per share	**5.5**	**5.5**	**10.3**

Note: The full year Pro Forma forecast (prospectus) and pro forma half year actual result include the benefit of a *number of acquisitions and cost restructuring and exclude certain costs on the basis that they are one off items.*

Commenting on the results, Chief Executive Officer, Mr Peter Richards said the sound half-year result was a clear sign of the company's ability to execute and deliver on its stated business strategy.

"After successfully making the transition from private to public company - we are pleased to report that results from both our North American and Australian operations are strong and we are on track to exceed prospectus forecasts in the full year 2006," Mr Richards said.

"Economic and market conditions were favourable including the mining boom in Australia, and continued demand for coal and aggregates in the US."

"More importantly, the outlook for our businesses in key markets remains strong with underlying macro economic indicators forecasting growth in mining, coal and quarrying," Mr Richards said.

In the first half, Dyno Nobel integrated six bolt-on acquisitions made in North America, including ETI and Maitland (AN plant in Canada acquired 29 December 2005). It is expected that enhanced results due to the addition of these businesses will flow through into 2007.

Mr Richards said: "As noted in the prospectus, drilling and blasting is one area of opportunity for Dyno Nobel and in the first half the Company successfully acquired the SMHE and NWT Rock (part of ETI acquisition) drilling businesses in the US and Canada, marking our direct entry into this sector.

"In Australia QNP at Moura provided steady revenue for the Group and our focus now is on securing other sources of competitively priced AN. This includes our ongoing feasibility of QNB - the prospective Ammonia Nitrate plant in Moranbah, Queensland, which would have the capacity to produce in excess of 300,000 tonnes per annum.

"At this early stage the project economics are favourable, but we will only progress if it represents acceptable investment returns for shareholders.

"Pre-commitments from existing Dyno Nobel customers combined with satisfactory construction and utilities agreements are integral to our decision making," said Mr Richards.

The Company has commenced with plans to re enter previously exited markets – having established an office in Indonesia, and appointed a Vice President of Business Development to pursue opportunities in Latin America. Dyno Nobel was also awarded a commercial contract to develop and trial a new product at the Lihir gold mine in Papua New Guinea.

Globally, Dyno Nobel is in discussions with Chinese explosives manufacturer Fabchem regarding taking a strategic stake in the business, while continuing to actively pursue a number of bolt on acquisitions in North America and Asia Pacific.

Based on the forecast result, the Directors expect to declare a maiden final dividend for payment in 2007. As previously noted in the prospectus the majority of earnings are currently generated in North America, and it is unlikely that dividends will be franked to any material extent for the foreseeable future.

For media enquires contact:

Gloria Barton, Cannings 0413 520 603
Peter Brookes, Cannings 0407 911 389

DYNO NOBEL LIMITED
A.B.N. 44 117 733 463

Appendix 4D – For the Financial Half Year Ended 30 June 2006

This Half Year Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.2A.3.

Current Reporting Period: Financial Half Year Ended 30 June 2006

DYNO NOBEL LIMITED

ABN 44 117 733 463

INTERIM FINANCIAL REPORT

AND

APPENDIX 4D

HALF-YEAR ENDED 30 JUNE 2006

This interim financial report is the first financial report prepared by Dyno Nobel Limited following incorporation on 4 January 2006. This report should be read in conjunction with any public announcements made by Dyno Nobel Limited during or since the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

CONTENTS

RESULTS FOR ANNOUNCEMENT TO THE MARKET

All Amounts in USD		% Change	Consolidated Half-year 2006 US$'000	2005 US$'000
Revenue from continuing operations			618,771	478,033
Add: Share of revenue from joint ventures and associates			81,600	60,470
Aggregated revenue *			700,371	538,503
Earnings before interest and tax (continuing operations)#	UP	93.9	76,755	39,569
Profit before tax (continuing operations)	UP	39.2	63,942	45,926
Net profit after tax (continuing operations)	UP	18.1	42,334	35,836
Net profit after tax (continuing and discontinued operations)	DOWN	4.5	44,075	46,151
Net profit attributable to the members of Dyno Nobel Limited	DOWN	1.1	44,037	44,519
Basic and diluted earnings per share - continuing and discontinued operations (cents per share)	-	-	5.5	5.5
Basic and diluted earnings per share - continuing operations (cents per share)	UP	23.8	5.2	4.2
Net tangible assets per share (US$ per share)	DOWN	97.1	0.03	1.02
Net assets per share (US$ per share)	DOWN	80.7	0.22	1.14

As outlined in the prospectus, Dyno Nobel Limited does not intend to declare an interim dividend.

* Aggregated revenue is defined as statutory revenue plus share of revenue from joint ventures and associates. The directors believe the disclosure of the revenue attributable to joint ventures and associates provides additional relevant information on the business of Dyno Nobel Limited.

Consistent with the prospectus, Earnings Before Interest and Tax means earnings before net financing costs and group tax

DIRECTORS' REPORT

The directors of Dyno Nobel Limited submit herewith the financial report, presented in United States dollars, for the half-year ended 30 June 2006. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

DIRECTORS

The names of the directors of Dyno Nobel Limited during or since the end of the half-year are:

Name	
Geoff Tomlinson (Chairman)	appointed 16 February 2006
Peter Richards	appointed 16 February 2006
Ralph Harnett	appointed 16 February 2006
Rod Keller	appointed 21 February 2006
John Muir	appointed 16 February 2006
David Walsh	appointed 16 February 2006
David Wills	appointed 18 August 2006
Robin Bishop	appointed 4 January 2006 and resigned 16 February 2006
Michael Carapiet	appointed 4 January 2006 and resigned 16 February 2006
Nicholas Peterson	appointed 4 January 2006 and resigned 16 February 2006
Neil Watson	appointed 4 January 2006 and resigned 16 February 2006

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity ("the Dyno Nobel group") during the half-year ended 30 June 2006 were the manufacture and sale of commercial explosives and related services to the mining, quarrying and construction industries in North America and Australia.

REVIEW OF OPERATIONS

Overview

Dyno Nobel Limited was incorporated on 4 January 2006 and listed on the Australian Stock Exchange on 7 April 2006.

Since incorporation and subsequent to listing, Dyno Nobel Limited has focused on:

- continued improvement initiatives in the operations acquired;
- continued realisation of synergies from recent acquisitions;
- a strict return on investment criteria and a disciplined approach to capital allocation; and
- a contract pricing model that mitigates Dyno Nobel Limited's exposure to movement in input costs.

Financial performance

Profit after tax and minority interest for the half-year ended 30 June 2006 was US$44.037 million (2005: US$44.519 million), a decrease of 1.1%. Included in the profit after tax for the 2005 comparative period is the financial performance of those businesses disposed of as part of the restructure of the business prior to the Initial Public Offer ("IPO"). After making adjustments for the disposal of these businesses in 2005, profit from continuing operations for the half-year ended 30 June 2006 was US$42.334 million (2005:US$35.836 million), an increase of 18%. Comparison of profit from continuing operations is considered the more relevant statutory measure of the company's financial performance and growth, however this analysis is distorted by the number of acquisitions occurring during the current half-year period, as detailed in 'Acquisitions of other entities and operations' below. Underlying growth was primarily fuelled in North America, by increasing demand for thermal coal for electricity generation and increased requirements to meet the demands of public infrastructure and construction works. In Australia, exports of iron ore and coal into Asia are the key drivers of growth in demand for explosives.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Acquisition of Dyno Nobel Holdings ASA by Dyno Nobel Limited

Effective 5 April 2006, Dyno Nobel Limited acquired 100% of the equity in Dyno Nobel Holdings ASA for US$1,475 million through the issuance of a loan note for US$1,011 million and the assumption of debt of US$464 million. To settle the loan note purchase consideration, Dyno Nobel Limited issued 346,339,156 ordinary shares for US$593 million, and a further 244,746,106 convertible redeemable preference shares for US$418 million. Through an IPO on the Australian Stock Exchange, on 7 April 2006 Dyno Nobel Limited issued a further 455,746,221 ordinary shares for AU$1,048 million (US$754 million) net of transaction costs and associated tax benefit. The proceeds from the IPO were used to reduce debt and redeem the convertible redeemable preference shares.

In accordance with AASB 3 'Business Combinations' the acquisition of Dyno Nobel Holdings ASA by Dyno Nobel Limited was accounted for as a reverse acquisition and the consolidated financial statements have therefore been prepared as a continuation of the financial statements of the accounting acquirer, Dyno Nobel Holdings ASA. Accordingly, comparative information is provided for the balance sheet and related information as at 31 December 2005 and the income statement, statement of cash flows, statement of changes in equity and related information for the half-year to 30 June 2005.

As a result:

- the retained earnings of the consolidated group represent the retained earnings of Dyno Nobel Holdings ASA from the date of its incorporation, plus the results of other combining entities from the date of acquisition of the Dyno Nobel group. Dyno Nobel Holdings ASA's retained earnings at the date of the business combination are not available for the payment of dividends to the shareholders of Dyno Nobel Limited;
- the consolidated balance sheet comprises the existing consolidated net assets of Dyno Nobel Holdings ASA and its controlled entities measured at their historical cost (rather than fair value), plus the fair value of the net assets of the other combining entities; and
- the financial report includes comparatives for the Dyno Nobel Holdings ASA group, including those discontinued operations sold as part of the restructure process.

Acquisition of other entities and operations.

During the half-year, the Dyno Nobel group completed the acquisition of ETI Holdings Corporation, the Spanish Fork business and Industrial Investments Australia Finance Pty Limited.

The Dyno Nobel group also completed the acquisition of the minority interests in Dyno Nobel Canada, Inc., St Lawrence Explosives, Inc. and Dyno East Kentucky, Inc.

Future Developments

Dyno Nobel Limited continues to progress the development of an ammonia nitrate facility based in Moranbah, Queensland, which will have the capacity to produce in excess of 300,000 tonnes per annum. Among other commercial and development requirements, the final decision will depend on demonstration of customer commitments, satisfactory construction and utility agreements and acceptable project economics that fulfil our objectives and represent acceptable investment returns for shareholders.

DIVIDEND

Dyno Nobel Limited has not declared or paid a dividend during or since the half-year.

The dividends disclosed in this financial report are dividends that were declared and paid out of the pre-acquisition profits of Dyno Nobel Holdings ASA to the previous holders of the equity in Dyno Nobel Holdings ASA. The dividends totalled US$648.2 million.

SUBSEQUENT EVENTS

There has been no matter or circumstance that has arisen since the end of the half-year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

CORPORATE GOVERNANCE

In accordance with the Best Practice Recommendations of the ASX Corporate Governance Council, the Chief Executive Officer and the Chief Financial Officer have provided a written statement to the Board that this financial report represents a true and fair view of the economic entity's financial position as at 30 June 2006 and of its performance for the half-year ended 30 June 2006, in accordance with relevant accounting standards and regulations.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration is included on page 7 of the half-year financial report.

ROUNDING OF AMOUNTS

Dyno Nobel Limited is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors' report and the half-year financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

Signed in accordance with a resolution of directors made pursuant to s.306 (3) of the Corporations Act 2001.

On behalf of the Directors

Geoff Tomlinson
Chairman
Sydney, 21 August, 2006

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Board of Directors
Dyno Nobel Limited
Level 24, 111 Pacific Highway
North Sydney NSW 2060

21 August 2006

Dear Board Members

Dyno Nobel Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Dyno Nobel Limited.

As lead audit partner for the review of the financial statements of Dyno Nobel Limited for the financial half-year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Samantha Lewis
Partner
Chartered Accountant

Member of
Deloitte Touche Tohmatsu

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent review report to the members of Dyno Nobel Limited

Scope

The financial report and directors' responsibility
The financial report comprises the income statement, balance sheet, statement of changes in equity, cash flow statement, selected explanatory notes and the directors' declaration for the consolidated entity for the half-year ended 30 June 2006 as set out on pages 9 to 29. The consolidated entity comprises both Dyno Nobel Limited (the company) and the entities it controlled at the end of the half-year or from time to time during the half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with Accounting Standards in Australia and the Corporations Act 2001. This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review Approach
We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001 and Accounting Standard AASB 134 "Interim Financial Reporting", so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations, its changes in equity and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Dyno Nobel Limited is not in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 June 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Samantha Lewis
Partner
Chartered Accountant
21 August 2006

Member of
Deloitte Touche Tohmatsu

DIRECTORS' DECLARATION

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity.

Signed in accordance with a resolution of the directors made pursuant to s.303 (5) of the Corporations Act 2001.

On behalf of the Directors

Geoff Tomlinson
Chairman

Sydney, 21 August, 2006

CONSOLIDATED INCOME STATEMENT

	Consolidated Half-year	
	2006	2005
	US$'000	US$'000
Revenue	618,771	478,033
Cost of sales	(409,337)	(321,130)
Gross profit	209,434	156,903
Other income	14,473	20,675
Share of profits of associates and jointly controlled entities accounted for using the equity method	3,600	910
Finance costs	(16,878)	(9,563)
Other expenses	(146,687)	(122,999)
Profit before income tax expense	63,942	45,926
Income tax expense	(21,608)	(10,090)
Profit from continuing operations	42,334	35,836
Profit from discontinued operations	1,741	10,315
Profit for the half-year	44,075	46,151
Profit attributable to minority interest	(38)	(1,632)
Profit attributable to members of Dyno Nobel Limited	44,037	44,519
Earnings per share:		
Basic (cents per share)	5.5	5.5
Diluted (cents per share)	5.5	5.5
Earnings per share from continuing operations:		
Basic (cents per share)	5.2	4.2
Diluted (cents per share)	5.2	4.2

Notes to the financial statements are included on pages 14 to 29.

CONSOLIDATED BALANCE SHEET

	Consolidated as at	
	30 June 2006	31 December 2005
	US$'000	US$'000
ASSETS		
Current assets		
Cash and cash equivalents	57,610	35,131
Trade and other receivables	193,132	653,433[1]
Inventories	109,938	84,864
Current tax assets	2,300	4,523
Other	8,299	11,671
	371,279	789,622
Non-current assets classified as held for sale	1,521	-
Total current assets	372,800	789,622
Non-current assets		
Investments accounted for using the equity method	50,680	49,354
Other financial assets	26,865	27,938
Property, plant and equipment	313,971	258,817
Deferred tax assets	27,370	27,646
Intangible assets	154,550	99,499
Total non-current assets	573,436	463,254
TOTAL ASSETS	946,236	1,252,876
LIABILITIES		
Current liabilities		
Trade and other payables	157,871	141,079
Borrowings	5,864	11,406
Current tax liabilities	7,243	13,229
Provisions	16,272	12,012
Total current liabilities	187,250	177,726
Non-current liabilities		
Borrowings	493,373	82,514
Provisions	83,956	73,784
Total non-current liabilities	577,329	156,298
TOTAL LIABILITIES	764,579	334,024
NET ASSETS	181,657	918,852
EQUITY		
Issued capital	302,540	443,695
Other equity	3,438	-
Reserves	11,894	4,462
Retained earnings/ (losses)	(136,215)	467,966
Parent entity interest	181,657	916,123
Minority interest	-	2,729
TOTAL EQUITY	181,657	918,852

[1]*Other receivables as at 31 December 2005 includes US$499.2 million due on settlement of the sale of the businesses disclosed in Note 9 to the financial report.*

Notes to the financial statements are included on pages 14 to 29.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued capital US$'000	Other equity US$'000	Hedge reserve US$'000	Foreign currency reserve US$'000	Equity settled employee benefits reserve US$'000	Retained earnings US$'000	Acquisition of Minority Interest US$'000	Total US$'000
Balance at 1 January 2005	383,378	-	-	6,061	-	(67,782)	16,889	338,546
Net income recognised directly in equity	-	-	-	588	-	-	-	588
Profit for the half-year	-	-	-	-	-	44,519	1,632	46,151
Total recognised income and expense	-	-	-	588	-	44,519	1,632	46,739
Balance at 30 June 2005	383,378	-	-	6,649	-	(23,263)	18,521	385,285
Balance at 1 January 2006	443,695	-	(292)	4,754	-	467,966	2,729	918,852
Changes arising from IPO and restructuring transactions								
Issue of shares on float	-	1,374,244	-	-	-	-	-	1,374,244
Transaction costs on issue	-	(24,655)	-	-	-	-	-	(24,655)
Acquisition adjustment[1]	-	(1,340,177)	-	-	-	-	-	(1,340,177)
Payment of dividend out of pre-acquisition profits to equity holders in DNH ASA[2]	-	-	-	-	-	(648,218)	-	(648,218)
Reduction of capital on restructure	(135,000)	-	-	-	-	-	-	(135,000)
Other changes								
Change in functional currency of DNHASA	(6,155)	-	-	6,155	-	-	-	-
Acquisition of minority interests	-	-	-	-	-	-	(8,741)	(8,741)
Recognition of share-based payments	-	-	-	-	792	-	-	792
Loss on gas hedges	-	-	(409)	-	-	-	-	(409)
Gain on interest hedges	-	-	2,583	-	-	-	-	2,583
Exchange differences arising on translation of foreign operations	-	-	-	(1,689)	-	-	-	(1,689)
Net income recognised directly in equity	(141,155)	9,412	2,174	4,466	792	(648,218)	(8,741)	(781,270)
Profit for the half-year	-	-	-	-	-	44,037	38	44,075
Total recognised income and expense	(141,155)	9,412	2,174	4,466	792	(604,181)	(8,703)	(737,195)
Balance at 30 June 2006	302,540	9,412	1,882	9,220	792	(136,215)	(5,974)	181,657

[1] In accordance with the reverse acquisition accounting requirements of AASB 3 'Business Combinations', the issued capital shown is a continuation of the issued capital of the legal subsidiary, Dyno Nobel Holdings ASA.

[2] Details of the dividends paid are set out in Note 6.

Notes to the financial statements are included on pages 14 to 29.

CONSOLIDATED CASH FLOW STATEMENT

	Consolidated Half-year 2006 US$'000	Consolidated Half-year 2005 US$'000
Receipts from customers	611,860	661,296
Payments to suppliers and employees	(551,885)	(622,413)
Interest and other costs of finance paid	(17,216)	(13,875)
Interest received	1,835	3,253
Income tax paid	(27,593)	(16,570)
Net cash provided by operating activities	17,001	11,691
Dividends received	942	4,000
Payment for businesses	(100,765)	(2,070)
Payment for property, plant and equipment	(29,016)	(26,529)
Proceeds from sale of property, plant and equipment	1,008	9,983
Net cash used in investing activities	(127,831)	(14,616)
Proceeds from issues of equity securities	779,413	-
Payment for share issue costs	(28,550)	-
Proceeds from borrowings	135,600	-
Payment for debt issue costs	(1,125)	(22,497)
Repayment of borrowings	(333,266)	-
Redemption of preference shares	(418,563)	-
Net cash provided by financing activities	133,509	(22,497)
Net increase / (decrease) in cash and cash equivalents	22,679	(25,422)
Cash and cash equivalents at the beginning of the half-year	35,131	60,699
Effects of exchange rate changes on the balance of cash held in foreign currencies	(200)	(2,422)
CASH AND CASH EQUIVALENTS AT THE END OF THE HALF-YEAR	57,610[1]	32,855

[1]Included in cash and cash equivalents is US$ 19.6 million of cash which is restricted for support of bank guarantees.

Notes to the financial statements are included on pages 14 to 29.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

Statement of compliance

The half-year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001 and AASB 134 'Interim Financial Reporting' ("AASB 134"). Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 'Interim Financial Reporting'. The half-year financial report does not include notes of the type normally included in an annual financial report, however additional notes have been included where such notes are deemed relevant to the understanding of the half-year financial report.

This is the first consolidated financial report to be prepared for Dyno Nobel Limited following its incorporation on 4 January 2006. As Dyno Nobel Limited was incorporated after the date of transition to the Australian equivalents to International Financial Reporting Standards ("A-IFRS"), all financial statements and information presented in this financial report is in accordance with A-IFRS. As no prior financial report has been prepared, no reconciliation from Australian generally accepted accounting principles to A-IFRS is required.

In accordance with AASB 3 'Business Combinations' ("AASB 3"), the acquisition of Dyno Nobel Holdings ASA by Dyno Nobel Limited was accounted for as a reverse acquisition and the consolidated financial statements have therefore been prepared as a continuation of the financial statements of the accounting acquirer, Dyno Nobel Holdings ASA. Accordingly, comparative information is provided for the balance sheet and related information as at 31 December 2005 and the income statement, statement of cash flows, statement of changes in equity and related information for the half-year to 30 June 2005.

Except where indicated otherwise, all amounts are presented in United States dollars (refer note 1(r)).

Basis of preparation

The financial report has been prepared under the historical cost convention, except for certain financial instruments.

In the application of A-IFRS management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, the result of which forms the basis of making the judgments. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The significant accounting policies set out below have been applied in the preparation and presentation of the financial statements for the half-year ended 30 June 2006 and the comparative information: -

Significant accounting policies

(a) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks and investments in money market instruments. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(c) Derivative financial instruments

The consolidated entity enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including forward foreign exchange contracts and interest rate swaps.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in income immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in income depends on the nature of the hedge relationship. The consolidated entity designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in income immediately, together with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is recognised as income from that date.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in income.

Amounts deferred in equity are recorded in income in the periods when the hedged item is recognised in income. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in income.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in income.

(d) Employee benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

Defined contribution plans

Contributions to defined contribution superannuation plans are expensed when incurred.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Defined benefit plans

Provisions are recognised to provide for estimated defined benefit plan obligations using the "corridor approach" as allowed by AASB 119 'Employee Benefits'. Any estimated deficits in the plans are determined with reference to the fair value of the respective plan assets and actuarially determined accrual benefits. The actuarial assessment of accrued benefits take into account the estimated present value for benefit obligations, employee service periods and investment returns. The discount rates used in determining the present value of accrued benefits, which may vary, are based on respective government or high quality bond rates, as appropriate.

The cost of providing benefits under the plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognised as revenue or expenses over the expected average working life of the employees participating in the plan. Under the corridor approach, amortisation of unrecognised net gain and loss resulting from experience different from that assumed and from changes in assumptions (excluding asset gains and losses not yet reflected in market-related value) is included as a component of net periodic benefit cost for a year. If, as of the beginning of the year, that unrecognised net gain or loss exceeds 10% of the greater of the projected benefit obligation and the market–related value of plan assets, the amortisation is that excess divided by the average remaining service period of participating employees expected to receive benefits under the plan.

(e) Financial assets

Investments are recognised and derecognised on trade date where purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, net of transaction costs.

Loans and receivables

Trade receivables, loans, and other receivables are recorded at amortised cost less impairment.

(f) Financial instruments issued by the company

Debt and equity instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

(g) Foreign currency

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in profit or loss in the period in which they arise except that:

- exchange differences which relate to assets under construction for future productive use are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency borrowings;
- exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer note 1(c)); and
- exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in income on disposal of the net investment.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Foreign operations

On consolidation, the assets and liabilities of the consolidated entity's overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognised in the foreign currency translation reserve, and recognised in income on disposal of the foreign operation.

The financial statements of foreign subsidiaries, associates and jointly controlled entities that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the reporting date before they are translated into US dollars.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at exchange rates prevailing at the reporting date.

(h) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
ii. for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(i) Goodwill

Goodwill, representing the excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired, is recognised as an asset and not amortised, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in income and is not subsequently reversed. Refer also note 1(j).

(j) Impairment of assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment of goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in income immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in income immediately.

(k) Income tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Deferred tax

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, branches, associates and joint ventures except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Dyno Nobel group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

Tax consolidation

Dyno Nobel Asia Pacific Limited and all its wholly-owned Australian resident entities are part of a tax-consolidated group under Australian taxation law. Dyno Nobel Asia Pacific Limited is the head entity in the tax-consolidated group. Dyno Nobel Limited and Industrial Investments Australia Finance Pty Limited are in the process of forming a tax consolidated group with Dyno Nobel Limited as its head entity. Dyno Nobel Management Pty Limited is to be consolidated within the Dyno Nobel Asia Pacific Limited tax consolidated group.

Entities within the Dyno Nobel Asia Pacific Limited tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding arrangement, the relevant head entity and each of the entities in that tax-consolidated group has agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity.

(l) Intangible assets

Patents, trademarks and licences

Patents, trademarks and licences are recorded at cost less accumulated amortisation and impairment. Amortisation is charged on a straight-line basis over their estimated useful lives of five to nine years. The estimated useful life and amortisation method is reviewed at the end of each annual reporting period.

Research and development costs

Expenditure on research activities is recognised as an expense in the period in which it is incurred. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period as incurred.

An intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following are demonstrated:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

- the ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives.

<u>Intangible assets acquired in a business combination</u>

All potential intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair value can be measured reliably.

(m) Inventories

Inventories, including work in progress, are valued at the lower of cost and net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first in first out basis. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

(n) Joint ventures

<u>Jointly controlled entities</u>

Interests in jointly controlled entities are accounted for under the equity method in the consolidated financial statements and the cost method in the company financial statements.

(o) Leased assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the consolidated entity's general policy on borrowing costs. Refer to note 1(a).

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

<u>Lease incentives</u>

In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(p) Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition and the sale of the asset (or disposal group) is expected to be completed within one year from the date of classification.

(q) Payables

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(r) *Presentation and functional currency*

Results of the major operating business are recorded in their local currencies, which are deemed to be their functional currency. On 1 January 2006, the functional currency of Dyno Nobel Holdings ASA (the former parent to the group) was changed from Norwegian Kroner to US dollars. This is consistent with the relocation of the corporate headquarters and is supported by the major assets, liabilities, revenue and expenses of that entity being denominated in US dollars.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

The consolidated entity's presentation currency is the US dollar, as this currency best reflects the risks and benefits associated with the operations of the group.

(s) Principles of consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being Dyno Nobel Limited (the legal parent entity), Dyno Nobel Holdings ASA (the accounting acquirer), and subsidiaries as defined in Accounting Standard AASB 127 'Consolidated and Separate Financial Statements'. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

As previously noted, under AASB 3, the acquisition of Dyno Nobel Holdings ASA by Dyno Nobel Limited was accounted for as a reverse acquisition.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If, after reassessment, the fair values of the identifiable net assets acquired exceeds the cost of acquisition, the difference is credited to income in the period of acquisition.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The consolidated financial statements include the information and results of each subsidiary from the date on which Dyno Nobel Limited obtains control and until such time as Dyno Nobel Limited ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

(t) Property, plant and equipment

Property, plant and equipment, leasehold improvements and equipment are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land. Depreciation is calculated on a straight-line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line method. The estimated useful lives, residual values and depreciation method is reviewed at the end of each reporting period.

The following estimated useful lives are used in the calculation of depreciation:

• Buildings	10 to 40 years
• Leasehold improvements	3 to 25 years
• Plant and equipment	3 to 30 years

(u) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

Provisions for warranty costs are recognised at the date of sale of the relevant products, at the directors' best estimate of the expenditure required to settle the consolidated entity's liability.

Onerous Contracts

An onerous contract is considered to exist where the consolidated entity has a contract under which the unavoidable cost of meeting the contractual obligations exceed the economic benefits estimated to be received. Present obligations arising under onerous contracts are recognised as a provision to the extent that the present obligation exceeds the economic benefits estimated to be received.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Restructuring

Provision for restructurings are recognised when the consolidated entity has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by:

- starting to implement the plan; or
- announcing its main features to those affected by it.

Environmental

The consolidated entity is required to remediate or restore manufacturing, storage and depot sites, either during or at the end of their useful lives, to a condition acceptable to the relevant authorities and consistent with the consolidated entity's environmental policies.

These environmental related restoration and remediation costs are recognised when site restoration, environmental remediation and clean up obligations are either known or considered probable and the related costs can be reliably measured. The environment provision is measured using the cash flows estimated to settle the present obligations, discounted to present value using a current market rate.

The expected cost of any environment restoration programme, discounted for its present value, is provided when the related environment disturbance occurs, based on the consolidated entity's interpretation of environmental and regulatory requirements and its own environment policies where these are more stringent and this has created an obligation on the consolidated entity.

Expected environment restoration costs are based on the estimated current cost of detailed plans prepared for each site. Where there is a change in the expected environment restoration costs, an adjustment is recorded against the carrying value of the provision, and the effect is recognised in the income statement.

Decommissioning

The consolidated entity has obligations to retire long-lived assets at various manufacturing and storage sites at the end of their productive lives to a condition acceptable to the relevant authorities and consistent with the consolidated entity's environmental policies. Decommissioning provisions are recognised in relation to these obligations at the time the obligations are incurred.

These decommissioning costs are based on estimated cost from detailed plans prepared for each site and are recognised when site restoration, environmental remediation and clean up obligations are either known or considered probable and the related costs can be reliably measured. The decommissioning provision is measured using the cash flows estimated to settle the present obligation, discounted to present value using a current market rate.

These costs are expected to be incurred between 2007 and 2084. Where there is a change in the expected restoration costs, an adjustment is recorded against the carrying value of the provision, and the effect is then recognised in income on a prospective basis over the remaining life of the asset.

(v) Revenue recognition

Sale of goods

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods has transferred to the buyer. Discounts and volume rebates are deducted from revenue.

Rendering of services

Revenue from a contract to provide services is recognised by reference to the stage of completion of the contract.

Dividend and interest revenue

Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

(w) Share-based payments

Equity-settled share-based payments are measured at fair value at the date of grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity's estimate of shares that will eventually vest.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

2. SIGNIFICANT ITEMS

	Consolidated Half-year	
	2006	2005
	US$'000	US$'000
Profit from continuing operations for the half-year includes the following items that are significant because of their nature, size or incidence:		
Gains		
Net curtailment gain on US pension plan	7,115	-
Less: Applicable income tax expense	(2,846)	-
Net foreign exchange gain [1]	1,960	14,366
Less: Applicable income tax expense	(266)	-
	5,963	14,366

[1] *The reduction in the significance of foreign exchange gains and losses arises from the revision in the functional currency of Dyno Nobel Holding ASA as described in 1(r).*

3. OTHER EXPENSES

Included in Other expenses are the following items:	Consolidated Half-year	
	2006	2005
	US$'000	US$'000
Depreciation and amortisation	15,577	17,291
Maintenance	15,558	12,253
Occupancy costs	3,535	3,387
Staff costs	58,838	52,387

4. REVISION OF ACCOUNTING ESTIMATES

During the half-year ended 30 June 2006, the directors reassessed the useful life of certain fixed assets in the USA. The financial effect of this reassessment, assuming the assets are held until the end of their estimated useful lives, is to decrease consolidated depreciation expense in the current half-year by US$3.050 million and for the next 2 - 3 financial years by US$6.100 million with a diminishing annual impact thereafter.

5. SUBSEQUENT EVENTS

There has been no matter or circumstance that has arisen since the end of the financial period, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

	Half-year 2006 US$'000	2005 US$'000
6. DIVIDENDS		
Dividends-Post IPO	-	-
Dividend-Pre IPO		
Dividends paid out of pre IPO retained earnings[1]	648,218	-

[1] On 13 March 2006, the directors of Dyno Nobel Holdings ASA declared and paid 2 dividends, being US$149 million ($5.31 per share) and US$499.2 million ($17.80 per share) as part of the group restructure transactions occurring prior to the IPO. The calculation of dividend per share is based on the number of Dyno Nobel Holding ASA ordinary shares outstanding at the date of payment.

7. SEGMENT REPORTING

(a) Business

The consolidated entity operates in only one segment of business, namely the manufacture and sale of commercial explosives and related accessories to the mining, quarrying and construction industries.

(b) Geographical segments

The consolidated entity operates predominately in 2 geographical segments, North America and Australia.

2006

Primary reporting format- geographical	North America US$'000	Australia US$'000	Other US$'000	Corporate US$'000	Total US$'000
Sales to external customers	516,088	102,683	-	-	618,771
Total segment revenue	516,088	102,683	-	-	618,771
Add: Share of associates' revenue	62,783	13,917	4,900	-	81,600
Aggregated sales revenue on a proportionate basis	578,871	116,600	4,900	-	700,371
Segment result	65,188	7,977	-	-	73,165
Share of joint venture result	3,293	2,083	(1,776)	-	3,600
	68,481	10,060	(1,776)	-	76,765
Unallocated income less unallocated expenses	-	-	-	(12,823)	(12,823)
Profit from continuing operations before income tax					63,942
Income tax expense					(21,608)
Profit from continuing operations					42,334

2005 **Primary reporting format- geographical**	North America US$'000	Australia US$'000	Other US$'000	Corporate US$'000	Total US$'000
Sales to external customers	371,581	106,452	-	-	478,033
Total segment revenue	371,581	106,452	-	-	478,033
Add: Share of associates' revenue	41,843	14,192	4,435	-	60,470
Aggregated sales revenue on a proportionate basis	413,424	120,644	4,435	-	538,503
Segment result	36,770	1,889	-	-	38,659
Share of joint venture result	2,065	849	(2,004)	-	910
	38,835	2,738	(2,004)	-	39,569
Unallocated income less unallocated expenses	-	-	-	6,357	6,357
Profit from continuing operations before income tax					45,926
Income tax expense					(10,090)
Profit from continuing operations					35,836

For disclosures regarding discontinued operations in June 2006 and June 2005 refer Note 9.

8. CHANGES IN COMPOSITION OF THE CONSOLIDATED ENTITY

Current half-year – Acquisitions

a) Acquisition of Dyno Nobel Holdings ASA by Dyno Nobel Limited

Effective 5 April 2006, Dyno Nobel Limited acquired 100% of the shares in Dyno Nobel Holdings ASA for US$1,475.2 million through the issuance of a loan note for US$1,011 million and the assumption of debt of US$464 million. To settle the loan note purchase consideration, Dyno Nobel Limited issued 346,339,156 ordinary shares for US$592 million, and a further 244,746,106 convertible redeemable preference shares for US$418 million. Through an IPO on the Australian Stock Exchange on 7 April 2006, Dyno Nobel Limited issued a further 455,746,221 ordinary shares for AU$1,048 million (US$754 million) net of transaction costs and associated tax benefit. The proceeds from the IPO were used to reduce debt and redeem the convertible redeemable preference shares.

In accordance with AASB 3, the acquisition of Dyno Nobel Holdings ASA by Dyno Nobel Limited was accounted for as a reverse acquisition and the consolidated financial statements have therefore been prepared as a continuation of the financial statements of the accounting acquirer, Dyno Nobel Holdings ASA, as disclosed in Note 1 to the half-year financial report.

b) During the current half-year the consolidated entity acquired in North America the entities listed below:

Name of entity	ETI Holdings Corp
% Acquired	100%
Date of acquisition	14 February 2006
Principal activity	Explosives manufacturer and distributor

The net assets acquired in the business combination and the goodwill arising are as follows:

	Acquiree's carrying amount before business combination	Fair value adjustments	Fair value [2]
	US$'000	US$'000	US$'000
ASSETS			
Cash and cash equivalents	2,053	-	2,053
Receivables	16,707	-	16,707
Inventories	16,667	(3,500)	13,167
Other financial assets	1,046	-	1,046
Investments accounted for using the equity method	5,218	(3,218)	2,000
Property, plant and equipment	30,993	3,845	34,838
Intangibles	355	6,992	7,347
Deferred tax assets	1,363	-	1,363
TOTAL ASSETS	74,402	4,119	78,521
LIABILITIES			
Payables	21,176	-	21,176
Provisions	-	5,346	5,346
Retirement benefit obligations	19,440	1,579	21,019
Other	3,290	-	3,290
TOTAL LIABILITIES	43,906	6,925	50,831
NET ASSETS	30,496	(2,806)	27,690
Acquisition costs			3,330
Goodwill arising on acquisition[1]			43,633
Cash consideration paid			74,653
Contributed revenue[3]			42,637
Net loss after tax[3]			(328)

[1]*Goodwill is attributable to the acquired entity's strong position in trading, manufacture and sale of commercial explosives and the strategic advantages and synergies expected to arise as a result of the acquisition.*

[2] *The fair value of the net assets has been determined on a provisional basis. In accordance with AASB 3, adjustments to provisional determinations are permitted provided the amounts are completed within 12 months of the acquisition date. The fair value of the assets and liabilities are in the process of being finalised.*

[3]*Revenue and profit for the acquired entity has not been disclosed as if the business combination had occurred from the beginning of the half-year. The information is not readily available as Dyno Nobel Limited would have managed the businesses differently and therefore the results would have been different from the actual results. The information disclosed is from the date of acquisition.*

Name of entity	Dyno East Kentucky, Inc.
% Acquired	Dyno Nobel acquired the remaining 50% from a joint venture partner
Date of acquisition	28 February 2006
Nature of business	Explosives distributor

The net assets acquired in the business combination and the goodwill arising are as follows:

	Acquiree's carrying amount before business combination US$'000	Fair value adjustments US$'000	Fair value[2] US$'000
ASSETS			
Receivables	6,604	-	6,604
Inventories	1,558	-	1,558
Other financial assets	474	-	474
Property, plant and equipment	1,772	432	2,204
Other	190	-	190
TOTAL ASSETS	10,598	432	11,030
LIABILITIES			
Payables	6,220	-	6,220
Provisions	30	-	30
TOTAL LIABILITIES	6,250	-	6,250
NET ASSETS	4,348	432	4,780
Reduction in investments accounted for using the equity method			(2,174)
Increase in net assets			2,606
Goodwill arising on acquisition[1]			6,394
Cash consideration paid			9,000
Contributed revenue[3]			12,208
Net profit after tax[3]			159

[1]*Goodwill is attributable to the acquired entity's strong position and profitability in trading in the sale of commercial explosives and related services market and the strategic advantages expected to arise as a result of the acquisition.*

[2] *The fair value of the net assets has been determined on a provisional basis. In accordance with AASB 3, adjustments to provisional determinations are permitted provided the amounts are completed within 12 months of the acquisition date. The fair value of the assets and liabilities are in the process of being finalised.*

[3]*Revenue and profit for the acquired entity has not been disclosed as if the business combination had occurred from the beginning of the half-year. The information is not readily available as Dyno Nobel Limited would have managed the businesses differently and therefore the results would have been different from the actual results. The information disclosed is from the date of acquisition.*

Effective 7 February 2006, the Dyno Nobel group acquired the assets and liabilities of the Spanish Fork business. This transaction completed the Ensign Bickford acquisition which originated in May 2003. The net consideration paid was US$10.5 million and this created goodwill of US$3.0 million.

In addition, during the half-year the Dyno Nobel group acquired the remaining minority interests in St Lawrence Explosives, Inc. and Dyno Nobel Canada, Inc. for US$8.7 million.

c) During the half-year the consolidated entity acquired in Australia the entities listed below:

Name of Entity	Industrial Investments Australia Finance Pty Ltd
% Acquired	100%
Date of acquisition	5 April 2006
Principal activity	Finance company

The net assets acquired in the business combination and the goodwill arising are as follows:

	Acquiree's carrying amount before business combination US$'000	Fair value adjustments US$'000	Fair value[1] US$'000
ASSETS			
Trade and other receivables	454,711	-	454,711
Other financial assets	4,955	-	4,955
TOTAL ASSETS	459,666	-	459,666
LIABILITIES			
Overdraft	17	-	17
Borrowings	442,199	-	442,199
Deferred tax liabilities	2	-	2
Other liabilities	14,248	-	14,248
TOTAL LIABILITIES	456,466	-	456,466
NET ASSETS	3,200	-	3,200
Goodwill arising on acquisition			-
Settled via non-cash transaction as part of pre IPO restructure			3,200

[1]*The fair value of the net assets has been determined on a provisional basis. In accordance with AASB 3, adjustments to provisional determinations are permitted provided the amounts are completed within 12 months of the acquisition date. The fair value of the assets and liabilities are in the process of being finalised.*

Details of disposals in the prior financial year are included in Note 9 below.

9. DISCONTINUED OPERATIONS

During 2005, the consortium that owned Dyno Nobel Holdings ASA separated the entity into two business groups, being those entities retained and ultimately acquired by Dyno Nobel Limited and those entities, being substantially the businesses in Latin America, Asia, Europe, Middle East and Africa that were ultimately sold to Orica Limited. The latter businesses have been disclosed as discontinued operations within the 2005 comparative information disclosed herein. The aggregate results for the half-year ended 30 June 2005 are set out below. Included in the sale were certain contracts in Asia. This sale was contingent on prescribed conditions being met. These conditions were satisfied during April 2006 and the profit on the sale has been recognised in the half-year ended 30 June 2006.

Financial information for the discontinued operations is shown below:

	Consolidated Half- year 2006	2005
	US$'000	US$'000
Revenue	-	191,280
Expenses	-	(177,158)
Profit before income tax	-	14,122
Income tax expense	-	(3,807)
Profit after tax for discontinued operations	-	10,315
Gain on sale of Asian contracts before income tax [1]	2,947	-
Income tax expense	(1,206)	-
Gain on sale of the operations after income tax	1,741	-
Profit from discontinued operations	1,741	-

[1] *The Dyno Nobel group lost control of the discontinued operations on 30 November 2005 and consequently the profit on sale was recorded at that date, except for those contracts noted above that were not transferred until the half-year ended 30 June 2006 and the profit recorded in the current half-year period.*

10. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

Dyno Nobel Limited is currently a party to a number of unresolved litigation cases and disputes and may be exposed to potential legal and other claims or disputes in the future with respect to its operations and in relation to claims arising out of the operations and in relation to claims arising out of the operations of certain recently acquired businesses.

Current outstanding claims include personal injury claims arising out of alleged defective products, personal injury claims by employees hurt in the course of transporting products, claims for property damage as a result of the group's blasting activities and environment remediation claims and actions brought against the group by third parties or relevant government agencies. The Dyno Nobel group maintains insurance that may cover all or a portion of any losses arising out of current and outstanding claims, and the Dyno Nobel group may be indemnified by the former owners of certain recently acquired businesses for certain of the outstanding claims.

Based on the information currently available, Dyno Nobel Limited is not aware of any circumstance that is likely to lead to a material exposure in respect of known outstanding claims.

11. FURTHER ISSUANCES, REPURCHASES AND REPAYMENTS OF SECURITIES

Ordinary shares

Date	Transaction	Number of shares
4 January 2006	Ordinary shares issued on incorporation	243
7 April 2006	Ordinary shares issued as part of the transactions entered into to acquire Dyno Nobel Holdings ASA and complete the float	802,085,377
7 April 2006	Ordinary shares issued to management	3,855,904
Total		805,941,524

Convertible redeemable preference shares ("CRPS")

During the half-year, Dyno Nobel Limited issued and redeemed 244,146,107 redeemable preference shares with an attributed value of US$424,596,336.

Share options

On 7 April 2006,Dyno Nobel Limited issued 19,625,000 share options over ordinary shares under an executive share option plan. These options had a fair value at grant date of AU$5.8 million (US$4.2 million).

12. EARNINGS PER SHARE

	Consolidated Half-year	
	2006 US$'000	2005 US$'000
Net profit used as the numerator in calculating basic and diluted earnings per share	44,037	44,519
Adjustment to exclude profit from discontinued operations	(1,741)	(10,315)
Net profit from continuing operations	42,296	34,204
	Number	Number
Weighted average number of shares used as the denominator in calculating basic earnings per share	805,941,524	805,941,524
Weighted average number of shares used as the denominator in calculating diluted earnings per share	805,941,524	805,941,524

In accordance with the reverse acquisition rules set out in AASB3, the weighted average number of ordinary shares outstanding during the half-year is deemed to be the number of ordinary shares issued by the legal parent, Dyno Nobel Limited, pursuant to the acquisition of the legal subsidiary, Dyno Nobel Holdings ASA.

Dyno Nobel Limited granted 19,625,000 options under an executive share option plan on 7 April 2006. These potential ordinary shares are not dilutive as at 30 June 2006 and are therefore excluded from the weighted average number of ordinary shares for the purposes of calculating diluted earnings per share.

Cumulative redeemable preference shares were issued and bought back during the half-year. They have not been included in the determination of basic or diluted earnings per share as no shares were on issue at 30 June 2006.

Shares issued to management, pursuant to the prospectus are held in escrow and form part of the denominator for both the basic and dilutive earnings.

Also pursuant to the prospectus, certain members of the management team are entitled to a further allocation of shares, to be partially funded by the previous equity owners of Dyno Nobel Holdings ASA, if the statutory forecast for 2006 is achieved. If applicable, the allocation of any shares would follow announcement of the results for the year ended 31 December 2006. The number of shares forecasted to be allotted is approximately 800,000. These shares have not been included in either the basic or dilutive earnings calculations as their issue is contingent on the statutory forecast for 2006 being satisfied.

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 21, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2006
WASH, D.C.
151
SECTION

Date 21/08/2006

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Dyno Nobel Limited
Half year results
Six months to 30 June 2006



Peter Richards
Chief Executive Officer

Lars Johansen
President, America

David Mairs
President, Canada

Shane Gannon
Chief Financial Officer

Tim Fry
President, Asia Pacific

21 August 2006

DYNO
Dyno Nobel

Groundbreaking Performance

Disclaimer

Important notice and disclaimer

*Not for release in the United States

This presentation has been prepared by Dyno Nobel Limited ('Company'). The distribution of this presentation in jurisdictions outside Australia may be restricted by law and you should observe any such restrictions.

This presentation is not an offer, invitation, solicitation or recommendation with respect to the subscription for, purchase or sale of any security, and neither this document or anything in it shall form the basis of any contract or commitment.

The Company has prepared this presentation based on information available to it. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions and conclusions contained in this presentation. To the maximum extent permitted by law, none of the Company, its directors, employees or agents, nor any other person accepts any liability, including, without limitation, any liability arising from fault or negligence on the part of any of them or any other person, for any loss arising from the use of this presentation or its contents or otherwise arising in connection with it.

Nothing in this presentation is a promise or representation as to the future. Statements or assumptions in this presentation as to future matters may prove to be incorrect and differences may be material. The Company does not make any representation or warranty as to the accuracy of such statements or assumptions.

The financial information disclosed has been prepared on both a statutory and non-A-IFRS pro-forma basis, which is consistent with the financial information provided in the IPO Prospectus. Due care and attention should be undertaken when considering and analysing the financial performance of the Company.

Agenda

- Highlights
- Business units
- Financial results
- Strategy & growth

Note: All figures are in US Dollars unless otherwise stated

Highlights

Peter Richards

DYNO
Dyno Nobel

Groundbreaking Performance

Overview

- Strong first half results across the Group ✓
- On track to meet prospectus forecasts for FY06 ✓
- Successfully listed on the Australian Stock Exchange and entered ASX/S&F 200 index ✓
- Six acquisitions in North America completed ✓
- Re-entry into exited markets commenced ✓
- Feasibility of QNB development continuing ✓

Dyno Nobel on track

Highlights

Vision	Fundamentals	=	Success
Dyno Nobel's vision is to be the world's leading explosives company by delivering groundbreaking performance through talented people and practical innovation	Attractive industry dynamics		✓
	Leading market positions		✓
	Strong demand for explosives		✓
	Fully integrated operations		✓
	Diversified customer and product mix		✓
	Managed exposure to input prices		✓

Financial highlights

Half year ended 30 June 2006 – results snapshot

- Revenue for 1H06 **$639.6m**[1] compared to FY06 prospectus forecast $1,186.3m ✓
- EBITDA for 1H06 **$98.4m**[1] compared to FY06 prospectus forecast $186.1m[1] ✓
- NPAT for 1H06 **$44.4m**[1] compared to FY06 prospectus forecast $82.8m ✓
- EPS for 1H06 **5.5 cents**[1] compared to FY06 prospectus forecast 10.3 cents ✓

[1] Pro-forma result (unaudited) includes the full year benefit of a number of acquisitions and restructuring and excludes certain costs on the basis that they are non-recurring.

Financial snapshot

Statement of financial performance

	Statutory basis (Appendix 4D)[1]	Pro-forma equity basis[2]	
US$m	Actual 1H06	Actual 1H06	Prospectus FY06
Revenue	618.8	639.6	1,186.3
Gross profit	209.4	216.0	427.1
EBITDA	92.3	98.4	186.1
EBITA	78.8	84.9	148.4
EBIT	76.7	82.8	146.1
NPAT	44.0	44.4	82.8

[1] The statutory basis (Appendix 4D) is prepared under A-IFRS. Result is impacted by significant one-off items ~US$12 million.

[2] Pro-forma result (unaudited) includes the full year benefit of a number of acquisitions and restructuring and excludes certain costs on the basis that they are non-recurring.

Business units

Dyno Nobel

Groundbreaking Performance

Leading explosives company

DYNO Dyno Nobel

1H06 revenue–US$639.6m[1]
1H06 EBITDA–US$98.4m[1,2]

Employees–~3,366
Customers–750

~ 83% of earnings | ~ 17% of earnings

North America

1H06 revenue[1]–US$532.3m **Employees–2,995**
1H06 EBITDA[1]–US$85.7m **Customers–700**

- Still No.1 in USA and Canada
- Market performing strongly:
  - Coal growing at 2.5%-3% in 2006
  - Aggregate growing at 2-4% in 2006
- Public infrastructure and private non residential construction to offset weaker residential
  - Residential contribution ~ 8% of revenues
- Margins per ton managed through input volatility

Asia Pacific

1H06 Revenue[1]–US$107.4m **Employees–371**
1H06 EBITDA[1]–US$14.5m **Customers–50**

- Strong No.2 in consolidated industry
- Strong demand continuing
- Inflation pressures seen in labour, fuel and freight
- Skill shortages delaying some projects

Current operations provide strategic platform to expand into new high growth markets

Latin America
Vice President

dnx

Asia
Established office & team in Indonesia

[1] Pro-forma equity basis (A-IFRS).
[2] Includes share of Detnet.

No.1 in US

Divisional performance

- Successfully completed 6 acquisitions, synergy realisation commenced and on track to achieve forecast uplift
- Underlying US growth rates have been stronger than prospectus forecasts
- Strong volumes expected to continue in 2H
  - milder winter expected to iron out seasonality
  - agricultural grade seasonally slower in 2H
- Underlying earnings strong - more earnings potential and inherent value exists through capacity and efficiency investments

Dyno Nobel's explosives demand by value in US



Residential Housing 8%
Coal Mining 33%
Quarry & Construction 33%
Metal Mining 11%
Other 15%

Strategically located facilities



Powder River Basin
Appalachian Coal Basin
AN Plants
1 St Helens[1], OR
2 Battle Mountain, NV
3 Cheyenne, WY
4 Louisiana, MO
5 Donora, PA
6 Maitland, CAN
Bulk Facilities[3] (100%)
7 Lehi, UT
8 Wright, WY
9 Barry, IL
10 Paige, VA
11 Brooksville, FL
12 Ormstown, CAN
13 Middlefield, CT
14 Naniamo, CAN
15 Ianoro, CAN
16 St Gregoire, CAN
17 Watertown, NY
18 Flin Flon, CAN
19 Mt Wright, CAN
20 Plymouth, CA
21 Greenfield, MO
22 Van Wyck, SC
23 Seneca, IL
24 Mt Carmel, PA
25 Rockyford, CAN
26 Bathurst, CAN
27 Hagersville, CAN
Bulk Facilities (JV)
28 Diavik, CAN
29 Ekati, CAN
30 Kayenta, AZ
31 Farmington, NM
32 Craig, CO
33 Biwabik, MN
34 Ishpeming, WI
35 Lincoln, CA
36 New Galilee, PA
37 Parrish, AL
38 Voisey's Bay, CAN
39 Corner Brook, CAN
Packaged Facilities
40 Carthage, MO
41 Paige, VA
42 Ormstown, CAN
43 North Bay, CAN
IS Facilities
44 Carthage, MO
45 Wolf Lake, IL
46 Graham, KY
47 Port Ewen, NY
48 Simsbury, CT
49 Dinamita, Mexico
R&T Locations
50 Louisiana, MO
51 Simsbury, CT
52 Lehi, UT

DYNO
Dyno Nobel

No.1 in Canada

Divisional performance

- Integration of ETI and Maitland successful
- Offtake from Agrium successfully transferred
- New agreement about to commence with QCM
- Pursuing expansion of distribution in drill and blast
- Strong:
  - demand from seismic market continuing
  - volumes expected to continue in second half

Strategically located facilities



AN Plants
1 St Helens[2], OR
2 Battle Mountain, NV
3 Cheyenne, WY
4 Louisiana, MO
5 Donora, PA
6 Maitland, CAN

Bulk Facilities[3] (100%)
7 Lehi, UT
8 Wright, WY
9 Barry, IL
10 Poigo, VA
11 Brooksville, FL
12 Ormstown, CAN
13 Middlefield, CT
14 Naniamo, CAN
15 Tahara, CAN
16 St Gregoire, CAN
17 Watertown, NY
18 Flin Flon, CAN
19 Mt Wright, CAN
20 Plymouth, CA
21 Greenfield, MO
22 Van Wyck, SC
23 Seneca, IL
24 Mt Carmel, PA
25 Rockyford, CAN
26 Bathurst, CAN
27 Hagersville, CAN

Bulk Facilities (JV)
28 Diavik, CAN
29 Ekati, CAN
30 Kayenta, AZ
31 Farmington, NM
32 Craig, CO
33 Biwabik, MN
34 Ishpeming, WI
35 Lincoln, CA
36 New Galilee, PA
37 Parrish, AL
38 Voisey's Bay, CAN
39 Corner Brook, CAN

Packaged Facilities
40 Carthage, MO
41 Poigo, VA
42 Ormstown, CAN
43 North Bay, CAN

IS Facilities
44 Carthage, MO[4]
45 Wolf Lake, IL
46 Graham, KY
47 Port Ewen, NY
48 Simsbury, CT
49 Dinamita, Mexico

R&T Locations
50 Louisiana, MO
51 Simsbury, CT
52 Lehi, UT

DYNO
Dyno Nobel

Groundbreaking Performance

No.2 in Asia Pacific

Second strong player

- Australian operations are performing strongly, particularly in Coal and Iron Ore sectors
- Significant new business has been won in targeted market sectors – $US35m worth of new business
- CSBP contract extension finalised
- QNP – 1H stronger than record half last year
- QNB – feasibility of AN plant in Moranbah, Queensland progressing to next stage
- Asian re entry
  - Indonesian office and sales team established
  - First contract in final stage of negotiation
  - Lihir trial
  - Finalising manufacturing JV in Malaysia
- Outlook for Asia Pacific division in the second half remains strong


Indonesia
Jakarta

Strategically located facilities


Bowen Basin (Coal)
Pilbara (Iron ore)
Surat Basin (Coal)
Goldfields (Gold, Nickel)
Hunter Valley (Coal)
01
02
05
04
06
03
AN Plants
1 QNP/Moura, QLD
Bulk Facilities
2 Moura, QLD
3 Warkworth, NSW
4 Kalgoorlie, WA
IS Facilities
5 Helidon, QLD
R&T Locations
6 Mt Thorley NSW

DYNO
Dyno Nobel

Groundbreaking Performance

Financial results

Shane Gannon

DYNO
Dyno Nobel

Groundbreaking Performance

Basis of preparation

- Statutory reporting is on an A-IFRS equity consolidation basis in accordance with Corporations Act requirements
- Pro forma equity consolidation forecast presented in the prospectus are A-IFRS (normalised) for
  - — full year impact of earnings from new acquisitions and initiatives
  - — significant items such as restructuring not reflective of the business going forward
- Pro forma equity consolidated actual 1H06 results are A-IFRS, adjusted (normalised) in respect for the half year
- Proportionate consolidation management reporting is used internally to reflect the true value of joint ventures to the business
- Reporting currency is USD

Consolidated business performance

Statement of financial performance

Pro forma 1H06 EBITDA–US$98.4m[1]

	Statutory basis (Appendix 4D)		Pro-forma equity basis	
US$m	**Actual 1H06**	**Prospectus FY06**	**Actual 1H06**	**Prospectus FY06**
Revenue	618.8	1,169.7	639.6	1,186.3
Gross profit	209.4	419.8	216.0	427.1
EBITDA	92.3	167.1	98.4	186.1
EBITA	78.8	129.9	84.9	148.4
EBIT	76.7	127.6	82.8	146.1
NPAT	44.0	61.6	44.4	82.8
EPS	5.5	7.6	5.5	10.3

[1] Pro Forma Equity Basis (A-IFRS)

Proportionate view of the business (ie includes JV effects)

	Actual 1H06			Prospectus FY06
US$m	Statutory basis (Appendix 4D)	Pro-forma equity basis	Pro-forma proportionate basis	Pro-forma proportionate basis
Revenue	618.8	639.6	721.0	1,325.8
EBITDA	92.3	98.4	106.9	202.5
NPAT	44.0	44.4	44.4	82.8

- Pro-forma **proportionate** reporting is used internally to reflect the true value of joint ventures to the business
- Currently 13 joint ventures in North America
- Currently 1 joint venture in Australia - QNP
- Currently 1 joint venture in South Africa - Detnet

Consolidated cash flow

Statutory basis US$m	Actual 1H06
Pre-tax profit	65.6
Depreciation and amortisation	15.6
Tax Paid	(27.6)
Gross cashflow	53.6
Change in working capital	(39.0)
Share of profit in jointly controlled entities	(3.6)
Other	6.0
Operating cashflow	17.0

- Change in working capital represents additional operative needs eg receivables and inventory due to high mid-year activities
- Pre-tax profit includes discontinued operations

Balance sheet and capital management

$USm Statutory basis	Statutory basis Actual 1H06	Pro-forma equity basis FY05
Total assets	946.2	875.6
Total liabilities	764.6	744.3
Shareholders equity	181.6	131.3
Net debt[1]	441.6	443.9

Net debt	▪ Existing US$525m facility was increased to US$625m (5 year term) ▪ Gearing levels remain in line with prospectus expectations, ie investment grade rating equivalent ▪ Sufficient gearing capacity to fund growth and bolt-on acquisitions
Interest margin	▪ US$350m interest rate swapped for 3 years at 4.66% ▪ 3 and 5 year tranche
Leverage ratio (Net debt/EBITDA)	▪ 2.49x at 1H06 (A-IFRS basis)
Interest coverage (EBITDA/interest expense)	▪ 6.2x at 1H06 (A-IFRS basis)
Effective tax rate	▪ ~35% - Cash tax lower due to carried forward tax losses
Dividends	▪ First dividend planned in 2007 for the six month period ending 31 Dec 2006 ▪ Estimated payout ratio of 40–50% NPAT ▪ Limited franking envisaged as majority of earnings generated in North America

[1] Borrowings of $499.2m and cash of $57.6m at 30 June 2006.

Capital expenditure

Statutory basis US$m	Actual 1H06	Prospectus FY06
Maintenance	15.0	44.2
Growth	8.7	44.0
Sub total	**23.7**	**88.2**
QNB	4.3	-
Total	**28.0**	**88.2**

- Maintenance capex – continues to track depreciation
- Growth capex:
  - Cheyenne ~$20m planned for 2006 – on track
  - Other ~$20m relates to new projects, cover infrastructure, trucks, etc
- QNB – development spend ~$4.3m

Strategy and growth

DYNO
Dyno Nobel

Groundbreaking Performance

Strategy & growth

The Group has continued its strategic review and established the following objectives:

- Zero harm from our business activities
- Growth in core markets and entry into attractive global territories
- Expansion of our nitrogen and initiating system capabilities
- Enhancement in our electronic capabilities
- Continuous improvement in the way we run our business including cost savings
- Differentiation in value offerings to our customers
- Employee of choice with the right people, processes and tools

Zero harm from our business activities

In progress

- Dyno Nobel is committed to ensuring – 'zero harm from our business activities'
- Dyno Nobel uses safety performance indicator measure
  – 'Total Recordable Injury Frequency Rate' (TRIFR)

KPI	Goal	Performance	Aspiration
TRIFR	2.90	2.89	< 1.00

- New behavioural based safety training, for example: Zero Incident Process in Asia Pacific (ZIP)
- CBT training modules
- Job Safety Analysis (JSA)
- Annual safety culture survey

Growth in core markets and entry into attractive territories



North America
Continental
Europe
Mexico
Peru
Chile
South Africa
Indonesia
Australia
New Zealand
Dyno Nobel offices
Dyno Nobel regions
Dyno Nobel targets

DYNO
Dyno Nobel
Groundbreaking Performance

Growth in core markets and entry into attractive territories

dnx

In progress

- Considerable earnings growth in our core businesses
  - Australian new business
  - North American bolt on acquisitions
- Re entry into exited markets commenced
- Trading under 'dnx' umbrella in countries outside of Australia and North America
- Developing business in Latin America
- Discussions with Chinese explosives company Fabchem

Longer term

- Looking to establish a presence in Africa, Russia and Europe (Western base to target Eastern expansion)

Expansion of our nitrogen and initiating systems capabilities

AN expansion – Cheyenne North America	▪ 135,000 tonne planned expansion is on track – approximately 50% increase in capacity ▪ Long term contract with Peabody underpins expansion ▪ Expected commissioning 4thQ 2007 ▪ Capital still in expected range ▪ Swap opportunities being investigated
AN sourcing – Kwinana Australia	▪ CSBP announced expansion of Kwinana facility ▪ 235,000 tonne pa planned expansion ▪ Scheduled for June 2007 ▪ Offtake arrangement reached
Initiating system capability	▪ Commenced review of initiating system manufacturing locations (footprint) ▪ Options to further leverage leading North American initiation system business ▪ Expansion of DEI (new), assembly, boosters and tube (new) scheduled for completion in 4thQ 06 and 4thQ 07 respectively

Expansion of our nitrogen and initiating systems capabilities

AN expansion – QNB option

- Possible AN plant at Moranbah, Queensland capable of producing approximately 300,000 tonnes of AN per annum
- Reached next stage of regulatory process with support from Government and customers
- Queensland Co-ordinator General has finalised terms of reference for Environmental Impact Statement
- Issues to be addressed include:
  - potential joint venture partner status
  - capital cost and financing
  - customer commitment
  - market impact
  - construction and utility contracts
- Review process developing quickly – project economics remain attractive

Enhancement in our electronic capabilities

In progress

- Electronics are the most significant new technology in the explosives market during the past 20 years
- Key to improving customer's blasting efficiency
- DetNet – electronic detonator JV – remains an area of focus for the Group
- Electronics in the US and Australia presents growth opportunities for Dyno Nobel

Longer term

- Expect to grow DetNet into profitability by 2007
- Initiating local assembly capability in US (4Q06) and Australia (2007)

Summary

- Strong first half results for Dyno Nobel
- Macro economic indicators suggest strong demand for explosives 2H
- Strong safety focus
- Delivering on prospectus growth strategy:
  1. Re entering previously exited markets
  2. Reviewing entry into new markets
  3. Securing new sources of AN
  4. Synergy benefits from 6 acquisitions attained
- Strong capital management focus
- Business on track to exceed prospectus forecasts

Dyno Nobel on track

Appendices

DYNO
Dyno Nobel

Groundbreaking Performance

Statement of financial position

$USm Equity consolidation basis	Statutory basis Actual 1H06	Pro-forma equity basis Prospectus FY05
Cash and cash equivalents	57.6	10.0
Receivables	193.1	173.0
Inventories	109.9	103.6
Property, plant and equipment	314.0	296.6
Other assets	271.6	292.4
Total assets	**946.2**	**875.6**
Payables	157.9	161.2
Borrowings	499.2	453.9
Provisions	100.2	115.7
Other liabilities	7.3	13.5
Total liabilities	**764.6**	**744.3**
Shareholders equity	**181.6**	**131.3**

Net debt	**441.6**	**443.9**

Consolidated cash flow statement

Statutory basis – US$m	Actual 1H06
Cash from operating activities	
Receipt from customers	611.8
Payment to suppliers & employees	(551.9)
Interest (net)	(15.4)
income tax paid	(27.6)
Net cash provided by (used in) operating activities	**16.9**
Cash flow from investing activities	
Payment for businesses	(100.8)
Payment for property, plant & equipment	(29.0)
Other	1.9
Net cash provided by (used in) investing activities	**(127.9)**
Cash flow from financing activities	
Proceeds from issues of equity securities	779.4
Payment for share issues	(28.6)
Proceeds from borrowings	135.6
Repayment of borrowings	(333.3)
Redemption of preference shares	(418.6)
Other	(1.1)
Net cash provided by (used in) financing activities	**133.4**
NET CASH INCREASE (DECREASE) IN CASH HELD	**22.4**
Cash and cash equivalents at the beginning of the half-year	**35.1**
Effects of exchange rate changes	0.2
Cash and cash equivalents at the end of the half-year	**57.7**

Business performance – North America

Pro forma 1H06 EBITDA US$85.7m[1]

Statement of Financial Performance

	Statutory basis		Pro-forma equity basis	
US$m	**Actual 1H06**	**Prospectus FY06**	**Actual 1H06**	**Prospectus FY06**
Revenue	516.7	959.4	532.3	970.8
Gross profit	179.0	362.4	184.5	368.6
EBITDA	81.2	146.9	85.7	163.1
EBITA	70.2	116.2	74.7	131.9
EBIT	68.5	113.9	73.7	129.6

[1] Pro Forma Equity Basis (A-IFRS).

Business performance – Australia

Pro forma 1H06 EBITDA US$14.5m[1]

Statement of Financial Performance

	Statutory basis		Pro-forma equity basis	
US$m	**Actual 1H06**	**Prospectus FY06**	**Actual 1H06**	**Prospectus FY06**
Revenue	102.2	210.3	107.4	215.5
Gross profit	30.4	57.5	31.5	58.5
EBITDA	12.9	22.9	14.5	25.7
EBITA	10.5	16.3	12.1	19.2
EBIT	10.0	16.3	11.6	19.2

[1] Pro Forma Equity Basis (A-IFRS).

o forma reconciliation equity consolidated basis – A-IFRS)

US$m	Statutory basis	Significant items	Part year adjustment	Interest	Tax	Pro-forma equity basis	% FY06 prospectus forecast
EBITDA	**92.3**	(3.0)	9.1	-	-	**98.4**	**52.9%**
Depreciation	(13.5)	-	-	-	-	(13.5)	
EBITA	**78.8**	**(3.0)**	**9.1**	**-**	**-**	**84.9**	**57.2%**
Amortisation	(2.1)	-	-	-	-	(2.1)	
EBIT	**76.7**	**(3.0)**	**9.1**	**-**	**-**	**82.8**	**56.7%**
Net financing costs	(12.9)	0.7	-	(3.6)	-	(15.8)	
Income tax expenses	(21.5)		-	-	(1.1)	(22.6)	
Discontinued operations	1.7	(1.7)				-	
NPAT	**44.0**	**(4.0)**	**9.1**	**(3.6)**	**(1.1)**	**44.4**	**53.6%**

1H Reconciliation – statutory basis to proportionate basis

	Statutory basis (Appendix 4D)	Less: share of JV's earnings	Add: JV proportional results	Eliminations	Actual Proportionate
Revenue	618.8		132.0	(50.5)	700.3
Gross Profit	212.4		29.4	-	241.8
EBITDA	92.3	(3.6)	12.1	-	100.8
EBITA	78.8	(3.6)	8.0	-	83.2
EBIT	76.7	(3.6)	7.8		80.9
NPAT	44.0	(3.6)	3.6	-	44.0

Pro forma reconciliation (equity basis)

The pro forma estimate	
1. Excludes ($4.0m) of significant items on the basis that inclusion is not representative of the ongoing results	
Integration & redundancy costs	$3.6m
US pension adjustments	($7.1m)
Pre-feasibility costs- Projects	$0.5m
Profit from discontinued operations	($1.7m)
Syndication and other charges	$0.7m
	($4.0m)
2. Includes the impact arising from new initiatives and recent acquisitions	
Dyno East Kentucky, St Lawrence, ETI and Maitland	$7.5m
Non-acquisition related cost saving initiatives	$0.5m
AN trading	$1.1m
	$9.1m
3. Includes $3.6m in interest expense required to reflect a level of debt prior to the IPO consistent with the debt structure post IPO	
4. Includes a tax estimate of $1.1m representing the tax impact of adjustments described above	

Continuous improvement in the way we run our business

In progress

- Developing new products
- Lowering the cost of manufacturing and sourcing
- LEAN enterprise
- Integrating Canada and new acquisitions into the SAP system (single IS/IT platform)
- SAP business warehouse roll-out

Longer term

- SAP business intelligence
- SAP enterprise version upgrade
- Cost savings initiatives with respect to Mexico, IS, ETI

Differentiation in value offerings to our customers

In progress

- Striving for differentiation beyond being market leader
- Research and Technology – product development
- E-Business roll out (SAP)

Employee of choice with the right people, processes and tools

In progress

- Successful integration and training for new employees from acquired businesses (more than 250 employees from bolt on acquisitions)
- Employee ideas forum established
- Global communications strategy being progressed
- Employee satisfaction surveys
- Plan – skills shortage areas
- Future talent programme

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 21, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Date 21/08/2006

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**Dyno Nobel Limited**
ABN:	**44 117 733 463**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Edward Wills
Date of appointment	18 August 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Billsale Pty Limited - A Private Family Company	20,000 ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.